02036556

PE 5/1/02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
450, 5th Street
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2002.

The Toronto-Dominion Bank
(Translation of registrant's name into English)

P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ________ Form 40-F ___√___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No ___√___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Form 6-K is incorporated by reference into the Registration Statement on Form F-3 of The Toronto-Dominion Bank dated February 21, 2002.

TD BANK FINANCIAL GROUP News
GROUPE FINANCIER BANQUE TD Communiqué

TD BANK FINANCIAL GROUP ANNOUNCES ORGANIZATIONAL CHANGES

Executive realignment to build the leading Canadian based financial services company

Toronto (May 16, 2002) - Chairman and Chief Executive Officer of TD Bank Financial Group (TDBFG) A. Charles Baillie today announced a series of senior executive moves in order to better position the Bank to build the leading Canadian based North American financial services company. The announcement was made following a meeting of the TDBFG board.

"These executive moves and subsequent realignment of responsibilities will allow TDBFG to leverage the exceptional depth of experience of our management team in order to strategically position our organization for future growth and continued shareholder return and customer value," said Baillie.

Effective June 10, 2002, the following organizational changes will be implemented:

Deputy Chair of TDBFG:

- Don Wright, will become Deputy Chair TDBFG in addition to his current role as Chairman and CEO TD Securities. In addition to his current corporate and investment banking responsibilities, Don will also now be responsible for TD Waterhouse outside of Canada.

Vice Chairs of TDBFG:

- Andrea Rosen will become Vice Chair TDBFG and will take on leadership of TDBFG's personal and commercial bank as President TD Canada Trust.
- Tom Spencer will become Vice Chair TDBFG Corporate and have responsibility for Audit, Finance, Legal, Compliance and Risk Management.
- Fred Tomczyk will become the Vice Chair TDBFG Corporate Operations, responsible for Human Resources, Economics, Information Technology, Premises, Government Relations and Internal Communications.

As a result of the senior executive appointments noted above, concurrent expansion of executive responsibilities were also announced today:

- Bernie Dorval, currently EVP TDBFG, will also take on the title of Deputy Chair TD Canada Trust and continue to be responsible for the retail product groups.
- Riaz Ahmed will become EVP TDBFG and continue to be responsible for the finance and corporate services areas of our corporate and investment bank as Chief Administrative Officer and Chief Financial Officer of TD Securities.
- Tim Hockey will take on responsibility for the TD Canada Trust branch distribution network as EVP TDBFG Retail Distribution.
- Bharat Masrani will become EVP TDBFG eBank and TD Waterhouse International taking on leadership of eBank in addition to his current responsibility for TD Waterhouse internationally.

We're Here to Help Make it Easier.

Corporate & Public Affairs
TD Bank, P.O. Box 1
Toronto-Dominion Centre
Toronto, Ontario M5K 1A2
(416) 982-8578
Fax: (416) 982-6335
or (416) 982-5051

Internet web site:
http://www.tdbank.ca
Internet e-mail:
tdinfo@tdbank.ca
Please be advised that Internet transmissions are not confidential.

Affaires internes et publiques
Banque TD, C.P. 1
Toronto-Dominion Centre
Toronto, Ontario M5K 1A2
(416) 982-8578
Télécopieur : (416) 982-6335
ou (416) 982-5051

Internet – site web :
http://www.tdbank.ca
Internet – courrier électronique :
tdinfo@tdbank.ca
Veuillez noter que les transmissions par Internet ne sont pas confidentielles.

Nous sommes là pour vous faciliter la tâche.

"When we announced the appointment of Ed Clark as President and Chief Operating Officer of TDBFG in July 2000 I indicated that he would take on additional responsibilities once the integration of Canada Trust was completed. Today's announcement reflects the fact that our successful merger that resulted in the creation of TD Canada Trust is now complete and Ed is becoming responsible for all of our operating businesses as well as Corporate Operations. Risk management and finance operations will report directly to me." noted Baillie.

About TD Bank Financial Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. In Canada and around the world, TD Bank Financial Group serves more than 13 million customers in three key businesses: TD Canada Trust, a leader in personal and commercial banking in Canada; TD Securities, a leader in wholesale banking, operating in over 20 locations in key financial centres around the globe; and TD Wealth Management, one of Canada's leading wealth management businesses with global operations. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 3.9 million on-line customers. TD Bank Financial Group had CDN$310.4 billion in assets, as at January 31, 2002. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol "TD".

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For further information, please contact:
Dianne Salt
TD Bank Financial Group
416-308-6807

FORM 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK

DATE: May 16, 2002

By ______________________
Name: Norie C. Campbell
Title: Associate Vice President